Contact

www.linkedin.com/in/jamie-
fahrner-15382b227 (LinkedIn)

Top Skills

Community Relations

Community Engagement

Fundraising

Jamie Fahrner

COO Shake Up Cocktails

Indianapolis, Indiana, United States

Experience

Hi & Mighty Distillery
COO
January 2025 - Present (1 year 3 months)
Indianapolis, IN

SENSE Charter School
Community Outreach Coordinator
August 2006 - August 2012 (6 years 1 month)
Indianapolis, IN

Created extracurricular programming for K-6th grade students

Connected students and families to community resources

Helped build strong connections between families, school and the community

Created connections with local businesses and individuals to raise funds

Education

Butler University
Bachelor of Education - BEd, Elementary Education and Teaching · (August
2001 - May 2005)